SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           -------------------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            TRI-COUNTY BANCORP, INC.
                            ------------------------
                                (Name of Issuer)

                            TRI-COUNTY BANCORP, INC.
                            ------------------------
                        (Name of Person Filing Statement)

                     Common Stock, Par Value $0.10 per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  895452 10 0
                                  -----------
                      (CUSIP Number of Class of Securities)

                                Robert L. Savage
                      President and Chief Executive Officer
                            Tri-County Bancorp, Inc.
                                2201 Main Street
                            Torrington, Wyoming 82240
                                 (307) 532-2111

                                 With Copies to:

                            Gregory A. Gehlmann, Esq.
                      Malizia, Spidi, Sloane & Fisch, P.C.
                               One Franklin Square
                               1301 K Street, N.W.
                                 Suite 700 East
                              Washington, DC 20005
                                 (202) 434-4674
                                 --------------
                       (Name, Address and Telephone Number
           of Persons Authorized to Receive Notices and Communications
                     on Behalf of Persons Filing Statement)

                                October 20, 1998
     ----------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)



                           CALCULATION OF FILING FEE
================================================================================
                                                                      Amount of
Transaction Valuation*                                                Filing Fee
================================================================================
$4,382,000                                                             $876.40
================================================================================
* For purposes of calculating fee only. Based on the Offer for 313,000 shares at the maximum tender offer price per share of $14.00.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   876.40         Filing Party:  Tri-County Bancorp, Inc.
Form or Registration No.: Schedule 13E-4 Date Filed:  October 20, 1998

     This Amendment No. 2 to Schedule 13E-4 amends and supplements the Schedule 13E-4 (dated October 20, 1998) and Amendment No. 1 to Schedule 13E-4 (October 23, 1998) filed by Tri-County Bancorp, Inc., a Wyoming corporation (the "Company"), relating to the tender offer to purchase up to 313,000 shares of common stock, par value $0.10 per share (the "Shares"), at prices not greater than $14.00 nor less than $11.00 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1998 (the
"Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company.

Item 9.  Material to be Filed as Exhibits.

     (a)(1) Form of Offer to Purchase dated October 23, 1998.

     (a)(2) Form of Letter of Transmittal.**

     (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 23, 1998.*

     (a)(4) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 23, 1998.**

     (a)(5) Form of Notice of Guaranteed Delivery.**

     (a)(6) Form of Letter to Stockholders from the Chief Executive Officer of the Company dated October 23, 1998.*

     (a)(7) Form of press release issued by the Company dated October 20, 1998.*

     (a)(8) Form of Letter to Participants in the Tri-County Federal Savings Bank Employee Stock Ownership Plan dated October 23, 1998.*

     (a)(9) Form of Question and Answer Brochure dated October 23, 1998.*

     (a)(10) Form of Press Release issued by the Company dated October 20, 1998 (re: 3rd quarter earnings).**

     (a)(11) Form of Press Release issued by the Company dated November 23, 1998 (re: extension of Offer).

     (b)         Not applicable.
     (c)         Not applicable.
     (d)         Not applicable.
     (e)         Not applicable.
     (f)         Not applicable.

---------------------
*  Previously filed on October 20, 1998 with Schedule 13E-4.
** Previously filed on October 23, 1998 with Amendment No. 1 to Schedule 13E-4.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  November 23, 1998.





                                           Tri-County Bancorp, Inc.



                                   By:     /s/ Robert L. Savage
                                           -------------------------------------
                                   Name:   Robert L. Savage
                                   Title:  President and Chief Executive Officer

                                INDEX OF EXHIBITS

     (a)(1)  Form of Offer to Purchase dated October 23, 1998.

     (a)(2)  Form of Letter of Transmittal.**

     (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 23, 1998.*

     (a)(4) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 23, 1998.**

     (a)(5)  Form of Notice of Guaranteed Delivery.**

     (a)(6) Form of Letter to Stockholders from the Chief Executive Officer of the Company dated October 23, 1998.*

     (a)(7)  Form of press release issued by the Company dated October 20,1998.*

     (a)(8) Form of Letter to Participants in the Tri-County Federal Savings Bank Employee Stock Ownership Plan dated October 23, 1998.*

     (a)(9)  Form of Question and Answer Brochure dated October 23, 1998.*

     (a)(10) Form of Press Release issued by the Company on October 20, 1998 (re: 3rd quarter earnings).**

     (a)(11) Form of Press Release issued by the Company dated November 23, 1998 (re: extension of Offer).

     (b)         Not applicable.

     (c)         Not applicable.

     (d)         Not applicable.

     (e)         Not applicable.

     (f)         Not applicable.


----------------------
*  Previously filed on October 20, 1998 with Schedule 13E-4.
** Previously filed on October 23, 1998 with Amendment No. 1 to Schedule 13E-4.